UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS THIRD-QUARTER 2018 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated Net Sales and Operating Segment Income grew 10.5% and 10.4%, respectively
➢	Double-digit growth in Cable Segment Sales and Operating Segment Income of 10.8% and 10.9%, respectively
➢	Sky reached an Operating Segment Income margin of 47.5%, and 51 thousand Blue Telecomm subscribers
➢	The sublicensing of World Cup rights contributed with Ps.593 million in Operating Segment Income
➢	Third consecutive quarter with growth in advertising sales, reaching 2.2%, and 5.0% year to date

Consolidated Results

Mexico City, October 25, 2018 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or the “Company”), today announced results for the third-quarter 2018. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2018 and 2017, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2018 with 2017:

	3Q’18	Margin %	3Q’17	Margin %	Change %
Net sales	25,033.2	100.0	22,663.0	100.0	10.5
Net income	1,479.6	5.9	1,520.6	6.7	(2.7)
Net income attributable to stockholders of the Company	978.0	3.9	1,014.9	4.5	(3.6)

Segment net sales	26,283.8	100.0	23,594.3	100.0	11.4
Operating segment income (1)	10,308.1	39.2	9,338.1	39.6	10.4
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 10.5% to Ps.25,033.2 million in the third-quarter 2018 compared with Ps.22,663.0 million in the third-quarter 2017. This increase was mainly attributable to revenue growth in the Content and Cable segments. Operating segment income increased by 10.4%, reaching Ps.10,308.1 million with a margin of 39.2%.

Grupo Televisa, S.A.B.	THIRD-QUARTER 2018 RESULTS	1

Net income attributable to stockholders of the Company amounted to Ps.978.0 million in third-quarter 2018 compared to Ps.1,014.9 million in third-quarter 2017. The net decrease of Ps.36.9 million, or 3.6%, reflected (i) a Ps.567.7 million increase in finance expense, net; (ii) a Ps.428.6 million increase in depreciation and amortization; and (iii) a Ps.343.4 million decrease in share of income of associates and joint ventures, net. These unfavorable variances were partially offset by (i) a Ps.1,024.2 million increase in operating income before depreciation and amortization; (ii) a Ps.206.5 million decrease in income taxes; and (iii) a Ps.68.0 million decrease in other expense.

Televisa maintains a conservative policy towards its foreign exchange exposure. As a result, Televisa has entered into a number of derivative contracts to cover its 2018 and 2019 interest expense, certain operating expenses in 2018, and certain U.S. denominated capital expenditures planned for 2018 and part of 2019. This resulted in a net loss in fair value of our derivate contracts in third-quarter 2018, and explains the increase in finance income or expense, net, mentioned above.

Third-quarter Results by Business Segment

The following table presents third-quarter consolidated results ended September 30, 2018 and 2017, for each of our business segments. Consolidated results for the third-quarter 2018 and 2017 are presented in millions of Mexican pesos.
Net Sales	3Q’18%		3Q’17%		Change %
Subtotal Content	8,700.0	33.1	8,024.9	34.0	8.4
World Cup rights	1,010.1	3.8	n/a	n/a	n/a
Content	9,710.1	36.9	8,024.9	34.0	21.0
Sky	5,407.3	20.6	5,445.2	23.1	(0.7)
Cable	9,219.9	35.1	8,322.5	35.3	10.8
Other Businesses	1,946.5	7.4	1,801.7	7.6	8.0
Segment Net Sales	26,283.8	100.0	23,594.3	100.0	11.4
Intersegment Operations(1)	(1,250.6)		(931.3)		(34.3)
Net Sales	25,033.2		22,663.0		10.5

Operating Segment Income(2)	3Q’18	Margin %	3Q’17	Margin %	Change %
Subtotal Content	3,110.7	35.8	3,102.1	38.7	0.3
World Cup rights	593.3	58.7	n/a	n/a	n/a
Content	3,704.0	38.1	3,102.1	38.7	19.4
Sky	2,569.9	47.5	2,660.4	48.9	(3.4)
Cable	3,907.5	42.4	3,523.5	42.3	10.9
Other Businesses	126.7	6.5	52.1	2.9	143.2
Operating Segment Income	10,308.1	39.2	9,338.1	39.6	10.4
Corporate Expenses	(496.0)	(1.9)	(550.2)	(2.3)	9.9
Depreciation and Amortization	(5,037.8)	(20.1)	(4,609.2)	(20.3)	(9.3)
Other Expense, net	(432.5)	(1.7)	(500.5)	(2.2)	13.6
Operating Income	4,341.8	17.3	3,678.2	16.2	18.0
1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Grupo Televisa, S.A.B.	THIRD-QUARTER 2018 RESULTS	2

Content
Third-quarter sales increased by 21.0% to Ps.9,710.1 million compared with Ps.8,024.9 million in the third-quarter 2017. Excluding the non-recurring revenue originated in the sublicensing of certain World Cup, sales increased 8.4% to Ps.8,700.0 million.

	Millions of Mexican pesos	3Q’18%		3Q’17%		Change %
	Advertising	5,051.2	52.0	4,943.8	61.6	2.2
	Network Subscription Revenue	1,182.8	12.2	929.7	11.6	27.2
	Licensing and Syndication	2,466.0	25.4	2,151.4	26.8	14.6
	Subtotal Content	8,700.0	89.6	8,024.9	100.0	8.4
	World Cup rights	1,010.1	10.4	n/a	n/a	n/a
	Net Sales	9,710.1	100.0	8,024.9	100.0	21.0

Advertising
Third-quarter Advertising revenue increased by 2.2% to Ps.5,051.2 million compared with Ps.4,943.8 million in the third-quarter 2017. This is the third consecutive quarter with growth in advertising sales. Year to date, advertising sales growth is 5.0%, which has resulted primarily from the change in the pricing mechanism for our advertising inventory.

Network Subscription
Third-quarter Network Subscription revenue increased by 27.2% to Ps.1,182.8 million compared with Ps.929.7 million in the third-quarter 2017. This increase is mainly explained by repackaging of our networks which now includes additional rights that resulted in higher overall price. This came into effect in the fourth quarter of last year, which means that the following quarter will not have this incremental effect anymore.

Licensing and Syndication
Third-quarter Licensing and Syndication revenue increased by 14.6% to Ps.2,466.0 million compared with Ps.2,151.4 million in the third-quarter 2017. Royalties from Univision increased by 21.0% to U.S.$97.6 million in third-quarter 2018 from U.S.$80.6 million in third-quarter 2017. The increase is mainly explained by the step up in the royalty rate.

World Cup
This quarter, Content sales benefited from the sublicensing of certain of the broadcast and digital rights of the 2018 Soccer World Cup in Mexico and other Latin American markets, by Ps.1,010.1 million.

Third-quarter operating segment income increased by 19.4% to Ps.3,704.0 million compared with Ps.3,102.1 million in the third-quarter 2017; the margin was 38.1%.
Sky
Third-quarter sales decreased by 0.7% to Ps.5,407.3 million compared to Ps.5,445.2 million in the third-quarter 2017. The number of net active subscribers decreased by 125,824 during the quarter to 7,835,657 as of September 30, 2018. Sky ended the quarter with 159,894 subscribers in Central America and the Dominican Republic.

The loss in video subscribers is primarily explained by the delayed disconnection by certain customers and the temporary subscription of the service in second quarter 2018 as a result of the transmission of the 2018 Soccer World Cup.

Grupo Televisa, S.A.B.	THIRD-QUARTER 2018 RESULTS	3

Last March Sky launched an offer for broadband services under the brand Blue Telecomm, which consists of a fixed plug-in wireless broadband solution offering 5 Mbps and 10 Mbps in speed. During third quarter 2018, Sky added 40 thousand new Blue Telecomm subscribers reaching 51 thousand.

Third-quarter operating segment income decreased by 3.4% to Ps.2,569.9 million compared with Ps.2,660.4 million in the third-quarter 2017, and the margin was 47.5%.
Cable
Third-quarter sales increased by 10.8% to Ps.9,219.9 million compared with Ps.8,322.5 million in the third-quarter 2017 driven by the addition of 62 thousand broadband Revenue Generating Units (“RGUs”) and 247 thousand voice RGUs.

The number of video RGUs dropped by 35 thousand. As it was the case with Sky, the loss is attributed to the transmission of the 2018 Soccer World Cup in the prior quarter.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of September 30, 2018 and 2017.
RGUs	3Q’18	3Q’17
Video	4,281,125	4,123,373
Broadband	4,168,248	3,640,132
Voice	2,519,972	2,099,065
Total RGUs	10,969,345	9,862,570

In our Enterprise business, third-quarter sales increased by 4.2%. This is the fastest pace of growth in seven quarters.

The Enterprise business was re-launched at the beginning of 2018 under a new management team. As a result of the turn-around of this operation, during third-quarter 2018, the Enterprise business was successful in the renewal of some existing key contracts and secured new contracts with many private sector clients.

Third-quarter operating segment income increased by 10.9% to Ps.3,907.5 million compared with Ps.3,523.5 million in the third-quarter 2017, and the margin reached 42.4%, similar to the same quarter last year.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for third-quarter 2018 and 2017.

MSO Operations (1) Millions of Mexican pesos	3Q'18	3Q'17	Change %
Revenue	8,220.9	7,303.4	12.6
Operating Segment Income	3,548.5	3,141.2	13.0
Margin (%)	43.2	43.0

Grupo Televisa, S.A.B.	THIRD-QUARTER 2018 RESULTS	4

Enterprise Operations(1) Millions of Mexican pesos	3Q'18	3Q'17	Change %
Revenue	1,358.2	1,303.4	4.2
Operating Segment Income	492.3	492.1	0.0
Margin (%)	36.2	37.8

(1) These results do not include consolidation adjustments of Ps.359.2 million in revenues nor Ps.133.3 million in Operating Segment Income for the third quarter 2018, neither the consolidation adjustments of Ps.284.3 million in revenues nor Ps.109.8 million in Operating Segment Income for the third quarter 2017. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Other Businesses
Third-quarter sales increased by 8.0% to Ps.1,946.5 million compared with Ps.1,801.7 million in the third-quarter 2017. This increase is explained mainly by (i) an increase in the revenues of our feature-film distribution business; and (ii) an increase in the revenues of our gaming business. This effect was partially compensated by a decrease in the revenues of our publishing business.

Third-quarter operating segment income increased by 143.2% to Ps.126.7 million compared with Ps.52.1 million in the third-quarter 2017, and the margin reached 6.5%. These results are mainly explained by a decrease in the operating segment loss related to soccer and publishing businesses.

Corporate Expense

Corporate expense decreased by Ps.54.2 million, or 9.9%, to Ps.496.0 million in third-quarter 2018, from Ps.550.2 million in third-quarter 2017. Corporate expense reflected primarily a share-based compensation expense.

Share-based compensation expense in third quarter 2018 decreased by Ps.58.6 million, or 15.6%, to Ps.317.2 million, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.
Other Expense, Net

Other expense, net, decreased by Ps.68.0 million, or 13.6%, to Ps.432.5 million in third-quarter 2018, from Ps.500.5 million in third-quarter 2017. This decrease reflected primarily a lower non-recurrent severance expense; as well as a reduction in donations, which effect was partially offset by a loss on disposition of investment in a joint venture.

In third-quarter 2018, other expense, net, was comprised primarily of severance expense, loss on disposition of investment in a joint venture, loss on disposition of property and equipment, and legal and financial advisory professional services. Severance expense in third-quarter 2018 accounted for approximately half of Other expense, net, and resulted from the dismissal of personnel in our Content segment as part of the recent restructuring of Televisa Studios.

Grupo Televisa, S.A.B.	THIRD-QUARTER 2018 RESULTS	5

Non-operating Results

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended September 30, 2018 and 2017.
	3Q'18	3Q'17	(Increase) Decrease
Interest expense	(2,395.1)	(2,194.1)	(201.0)
Interest income	419.3	334.7	84.6
Foreign exchange gain (loss), net	17.0	(119.7)	136.7
Other finance (expense) income, net	(530.5)	57.5	(588.0)
Finance expense, net	(2,489.3)	(1,921.6)	(567.7)
The finance expense, net, increased by Ps.567.7 million, or 29.5%, to Ps.2,489.3 million in third-quarter 2018 from Ps.1,921.6 million in third-quarter 2017. This increase reflected (i) an unfavorable change of Ps.588.0 million in other finance income or expense, net; and (ii) a Ps.201.0 million increase in interest expense, due primarily to an average annual depreciation of the Mexican peso against the U.S. dollar in connection with our U.S. dollar debt position, which effect was partially offset by a lower average principal amount of debt, finance lease obligations and other notes payable in third-quarter 2018. These unfavorable variances were partially offset by (i) a Ps.136.7 million favorable change in foreign exchange gain or loss, net, resulting primarily from a 5.7% appreciation of the Mexican peso against the U.S. dollar in comparison to a 0.6% depreciation in third quarter 2017, on a lower average net U.S. dollar liability position in third-quarter 2018; and (ii) a Ps.84.6 million increase in interest income explained primarily by a higher average amount of cash equivalents as well as an increase in applicable interest rates in third-quarter 2018.

Televisa maintains a conservative policy towards its foreign exchange exposure. As a result, Televisa has entered into a number of derivative contracts to cover its 2018 and 2019 interest expense, certain operating expenses in 2018, and certain U.S. denominated capital expenditures planned for 2018 and part of 2019. This resulted in a net loss in fair value of our derivate contracts in third-quarter 2018, and explains the increase in finance income or expense, net, mentioned above.
Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.343.4 million, or 51.3%, to Ps.326.6 million in third-quarter 2018 from Ps.670.0 million in third-quarter 2017. This decrease reflected mainly (i) the absence of share of income of Imagina Media Audiovisual, S.L., a communications company in Spain, which investment we sold in June 2018; and (ii) a lower share of income of Univision Holdings, Inc., the controlling company of Univision Communications Inc.
Income Taxes

Income taxes decreased by Ps.206.5 million, or 22.8%, to Ps.699.5 million in third-quarter 2018 compared with Ps.906.0 million in third-quarter 2017. This decrease reflected primarily a lower tax base.
Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.4.1 million, or 0.8%, to Ps.501.6 million in third-quarter 2018, compared with Ps.505.7 million in third-quarter 2017. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky segment, which was partially offset by a higher portion of net income attributable to non-controlling interests in our Cable segment.

Grupo Televisa, S.A.B.	THIRD-QUARTER 2018 RESULTS	6

Other Relevant Information

Capital Expenditures

During third-quarter 2018, we invested approximately U.S.$289.6 million in property, plant and equipment as capital expenditures. These capital expenditures included approximately U.S.$207.6 million in our Cable segment, U.S.$45.3 million in our Sky segment, and U.S.$36.7 million in our Content and Other Businesses segments.
Debt, Finance Lease Obligations and Other Notes Payable
The following table sets forth our total consolidated debt, finance lease obligations and other notes payable as of September 30, 2018 and December 31, 2017. Amounts are stated in millions of Mexican pesos.
	Sep 30, 2018	Dec 31, 2017	Increase (decrease)
Current portion of long-term debt	1,004.4	307.0	697.4
Long-term debt, net of current portion	117,354.0	121,993.1	(4,639.1)
Total debt (1)	118,358.4	122,300.1	(3,941.7)

Current portion of long-term finance lease obligations	683.5	580.9	102.6

Long-term finance lease obligations, net of current portion	4,523.4	5,041.9	(518.5)

Total finance lease obligations	5,206.9	5,622.8	(415.9)
Current portion of other notes payable	1,279.5	1,178.4	101.1
Other notes payable, net of current portion	1,279.5	2,505.6	(1,226.1)
Total other notes payable (2)	2,559.0	3,684.0	(1,125.0)
(1) As of September 30, 2018 and December 31, 2017, total debt is presented net of finance costs in the amount of Ps. 1,177.2 million and Ps.1,250.7 million, respectively, and does not include related accrued interest payable in the amount of Ps. 1,644.0 million and Ps.1,796.8 million, respectively.
(2) Notes payable issued in 2016 in connection with the acquisition of a non-controlling interest in Televisión Internacional, S.A. de C.V., one of our Cable segment subsidiaries.

As of September 30, 2018, our consolidated net debt position (total debt, finance lease obligations and other notes payable less cash and cash equivalents, temporary investments, and certain non-current investments in financial instruments) was Ps.68,630.4 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of September 30, 2018, amounted to Ps.15,025.8 million.

Grupo Televisa, S.A.B.	THIRD-QUARTER 2018 RESULTS	7

Shares Outstanding

As of September 30, 2018, and December 31, 2017, our shares outstanding amounted to 340,417.5 million and 342,337.1 million shares, respectively, and our CPO equivalents outstanding amounted to 2,909.6 million and 2,926.0 million, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.
As of September 30, 2018, and December 31, 2017, the GDS (Global Depositary Shares) equivalents outstanding amounted to 581.9 million and 585.2 million, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Grupo Televisa, S.A.B.	THIRD-QUARTER 2018 RESULTS	8

About Televisa

Televisa is a leading media company in the Spanish - speaking world, an important cable operator in Mexico and an operator of a leading direct - to - home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or "OTT" services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa's cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.
Disclaimer

This press release contains forward - looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward - looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information – Forward Looking Statements" in the Company's Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward - looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information, future events or otherwise..

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 5224 5754 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 5224 6360 / mezurita@televisa.com.mx

www.televisair.com

Grupo Televisa, S.A.B.	THIRD-QUARTER 2018 RESULTS	9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017
(Millions of Mexican Pesos)

	September 30,		December 31,
	2018		2017[1]
ASSETS	(Unaudited)		(Unaudited)

Current assets:
Cash and cash equivalents	Ps.	42,426.8	Ps.	38,734.9
Temporary investments		41.3		71.2
Trade notes and accounts receivable, net		15,378.9		24,727.1
Other accounts and notes receivable, net		5,531.0		4,944.0
Derivative financial instruments		72.9		1,515.0
Due from related parties		833.3		860.2
Transmission rights and programming		6,650.2		5,890.9
Inventories		1,045.3		1,493.0
Other current assets		4,513.0		2,865.9
Total current assets		76,492.7		81,102.2

Non-current assets:
Derivative financial instruments		604.1		748.8
Transmission rights and programming		8,554.8		8,158.5
Investments in financial instruments		48,536.9		49,939.4
Investments in associates and joint ventures		10,605.9		14,110.7
Property, plant and equipment, net		84,265.8		85,719.8
Intangible assets, net		35,013.8		35,886.5
Deferred income tax assets		20,766.8		21,355.0
Other assets		3,124.7		199.2
Total non-current assets		211,472.8		216,117.9
Total assets	Ps.	287,965.5	Ps.	297,220.1

1 In accordance with IFRS 9 Financial Instruments, which became effective on January 1, 2018, we have restated, for comparison purposes, the previously reported presentation and recognition of changes in fair value of certain financial assets in our consolidated financial statements as of December 31, 2017 and for the year ended on that date, as if this new standard had been applied beginning on January 1, 2017.

Grupo Televisa, S.A.B.	THIRD-QUARTER 2018 RESULTS	10

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017
(Millions of Mexican Pesos)

	September 30,		December 31,
	2018		2017[1]
LIABILITIES	(Unaudited)		(Unaudited)

Current liabilities:
Current portion of long-term debt and interest payable	Ps.	2,648.4	Ps.	2,103.8
Current portion of finance lease obligations		683.5		580.9
Current portion of other notes payable		1,279.5		1,178.4
Derivative financial instruments		130.0		-
Trade accounts payable and accrued expenses		19,687.0		19,959.8
Customer deposits and advances		10,546.6		18,798.3
Income taxes payable		3,073.3		2,524.4
Other taxes payable		1,141.9		1,172.5
Employee benefits		847.9		963.4
Due to related parties		757.1		991.5
Other current liabilities		2,648.4		2,491.8
Total current liabilities		43,443.6		50,764.8
Non-current liabilities:
Long-term debt, net of current portion		117,354.0		121,993.1
Finance lease obligations, net of current portion		4,523.4		5,041.9
Other notes payable, net of current portion		1,279.5		2,505.6
Derivative financial instruments		11.5		-
Income taxes payable		3,027.4		4,730.6
Deferred income tax liabilities		8,090.6		9,037.5
Post-employment benefits		808.4		716.1
Other long-term liabilities		3,861.2		2,773.5
Total non-current liabilities		138,956.0		146,798.3
Total liabilities		182,399.6		197,563.1

EQUITY
Capital stock		4,907.8		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,797.6		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		70,395.6		68,320.2
Net income for the period		5,952.9		3,973.4
		78,487.5		74,432.6
Accumulated other comprehensive income, net		4,484.7		5,150.2
Shares repurchased		(12,955.8)		(14,788.9)
		70,016.4		64,793.9
Equity attributable to stockholders of the Company		90,814.0		85,661.8
Non-controlling interests		14,751.9		13,995.2
Total equity		105,565.9		99,657.0
Total liabilities and equity	Ps.	287,965.5	Ps.	297,220.1

1Please refer to the footnote 1 in page 10

Grupo Televisa, S.A.B.	THIRD-QUARTER 2018 RESULTS	11

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(Millions of Mexican Pesos)

	Three months ended September 30,				Nine months ended September 30,
	2018		2017[1,2]		2018		2017[1,2]
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	25,033.2	Ps.	22,663.0	Ps.	74,547.1	Ps.	67,594.2

Cost of sales		14,208.5		12,592.0		42,348.9		38,068.3

Selling expenses		2,609.7		2,472.5		8,037.4		7,570.2

Administrative expenses		3,440.7		3,419.8		10,223.8		10,045.4
Income before other expense		4,774.3		4,178.7		13,937.0		11,910.3
Other (expense) income, net		(432.5)		(500.5)		2,651.3		(1,296.8)
Operating income		4,341.8		3,678.2		16,588.3		10,613.5
Finance expense		(2,925.6)		(2,313.8)		(8,150.4)		(6,690.4)
Finance income		436.3		392.2		1,685.2		2,845.2
Finance expense, net		(2,489.3)		(1,921.6)		(6,465.2)		(3,845.2)
Share of income of associates and joint ventures, net		326.6		670.0		910.9		1,020.7
Income before income taxes		2,179.1		2,426.6		11,034.0		7,789.0
Income taxes		699.5		906.0		3,798.7		2,672.6
Net income	Ps.	1,479.6	Ps.	1,520.6	Ps.	7,235.3	ps.	5,116.4

Net income attributable to:
Stockholders of the Company	Ps.	978.0	Ps.	1,014.9	Ps.	5,952.9	Ps.	3,630.1
Non-controlling interests		501.6		505.7		1,282.4		1,486.3
Net income	Ps.	1,479.6	Ps.	1,520.6	Ps.	7,235.3	Ps.	5,116.4

Basic earnings per CPO attributable to stockholders of the Company	Ps.	0.34	Ps.	0.35	Ps.	2.05	Ps.	1.24

1 Please refer to footnote 1 in page 10.
2 Certain 2017 figures previously reported as part of operating income were reclassified to other expense for comparison purposes, in connection with certain businesses that were disposed or suspended in the fourth quarter of 2017.

Grupo Televisa, S.A.B.	THIRD-QUARTER 2018 RESULTS	12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 26, 2018	By:	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel